Filed by Advanced Photonix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Advanced Photonix, Inc.

Commission File No. 001-11056

Advanced Photonix, Inc.

All-Hands Meeting

Feb 2, 2015

NYSE MKT: API

Company Update

Advanced Photonix, Inc.

Great news!

We just announced that we have signed an agreement to merge with Luna Innovations Inc (NASDAQ: LUNA)

- Luna is a leading supplier of fiber optic testing products for the telecommunication market and fiber optic sensing products for the aerospace, defense and energy markets.

- Joining forces with Luna will create a company with a strengthened position in optical technology, a strengthened balance sheet, larger market capitalization, and stronger stock price

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Optoelectronic Solutions

Who Is Luna

Advanced Photonix, Inc.

Luna business overview (HQ in Roanoke, VA) :

- **Leading supplier of Fiber Optic Test Equipment** (Blacksburg, VA):
  - Optical Backscatter Reflectometers (OBR's), Optical Vector Analyzers (OVA's), tunable lasers, and fiber optic switches to test and characterize optical components, assemblies and networks in the telecommunication industry.
  - Fiber Optic temperature and strain sensing solutions featuring the Optical Distributed Sensor Interrogator (ODiSI) products which leverage their core telecom fiber optic test equipment technology into the non-destructive testing and monitoring market aerospace, industrial, automotive, composites, and energy industries.
- **Technology Development Division** (Charlottesville, VA)
  A team of scientists and engineers that develop technologies and products to be commercialized that are fully funded by government and industry contracts.

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Optoelectronic Solutions

Why its Good For API and Luna

Advanced Photonix, Inc.

- **We're creating a company with a stronger position as a leader in optical technology**
  - Increased Test & Measurement capabilities
  - Combined Strong organic growth product platforms
  - Broader market base
- **We'll be stronger financially**
  - Strong balance sheet (>$15 million cash as of 9/30/14) to support growth
  - Significant cost savings by combining two public companies into one
  - Fundamentally better positioned for improved profitability
- **We'll leverage synergies**
  - Over 200 patents and patent applications
  - Shared industries/broadened market base
  - Core technical competencies
  - Sales/Marketing/operational efficiencies

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How It Impacts Our Future Potential

API
Advanced Photonix, Inc.

- **Combined company will build from a strong foundation of products**
  - Luna's core telecom Test & Measurement products
  - Picometrix High Speed Optical Receiver (HSOR) products
  - API Optosolutions products

- **Solid revenue base will enable investment in growth**
  - Luna's strain & temperature sensing business
  - Picometrix's next generation of receivers and detectors

- **Continue developing** a pipeline of technologies for future commercialization in **API's Terahertz operations and Luna's Technology Development Division**

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Structure Upon Shareholder Approval

- **Tax free exchange of API stock for Luna stock. API shareholders would own 44% of the combined company based upon 1/30/15 closing stock price.**
  - All stock options will be honored at the appropriate exchange rate

- **API will be a wholly owned subsidiary of the combined company**

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Structure Upon Shareholder Approval

API
Advanced Photonix, Inc.

- **New Board of Directors (6 independent plus the CEO)**
  - My Chung will continue as CEO and director
  - 3 existing independent Directors from Luna
  - 3 independent Directors named by API

    Don Pastor, Gary Spiegel (Newport), and Ed Coringrato (Cyoptics)

- **Headquarters**
  - The combined company will keep the Luna name and be headquartered in Roanoke, VA

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What Happens Next

- **Process**
  - We will be filing a Registration Statement on Form S-4 containing a joint (API and LUNA) proxy statement/prospectus with the SEC
  - Following effectiveness of the Form S-4, the joint proxy statement/prospectus will be mailed to current stockholders (API and Luna)
  - API and Luna will each hold stockholder meetings
    - Stockholders vote to either approve or disapprove of the merger and related matters
  - Timeline for the closing is dependent on the SEC review period, which is uncertain
    - Earliest the merger would close is around the end of March, but it could close several months later

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Open Discussion

Advanced Photonix, Inc.

Questions?

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Forward Looking Statements

This communication includes information that constitutes “forward-looking statements” made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. These statements include our expectations regarding the completion of the merger, the prospects of the combined company and the companies’ future growth as well as the potential synergies from the proposed merger and the future profitability of the combined company. Management cautions the reader that these forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the companies may differ materially from the future results, performance and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, but are not limited to: the approval of the merger and related matters by the companies’ respective stockholders and satisfaction of other closing conditions of the merger; the uniqueness and advantages of API’s or Luna’s technology and intellectual property; potential costs savings and synergies from the merger; potential for profitability; potential for future commercialization of their technologies; the competitive advantage afforded by API’s or Luna’s technology; the potential efficacy of API’s or Luna’s technology; and growth potential of certain markets. Statements that describe the companies’ business strategies, goals, prospects, opportunities, outlook, plans or intentions are also forward-looking statements. Uncertainties regarding technical and scientific difficulties, issues that might arise in any particular business relationship and other risks and uncertainties are set forth in the companies’ periodic reports and other filings with the Securities and Exchange Commission. Such filings are available at the SEC's website at http://www.sec.gov, and at the companies’ websites at http://www.advancedphotonix.com and http://www.lunainc.com . The statements made in this communication are based on information available to the companies as of the date of this communication and API and Luna undertake no obligation to update any of the forward-looking statements after the date of this release.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed with the SEC

Luna will file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Luna and API that also constitutes a prospectus of Luna. API and Luna plan to mail the joint proxy statement/prospectus to their respective stockholders in connection with the transaction.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUNA, API, THE TRANSACTION AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by API and Luna through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by API by contacting API at 2925 Boardwalk Drive, Ann Arbor, Michigan 48104, Attention: Investor Relations or by calling 734-864-5600, and filed by Luna with the SEC by contacting Luna at One Riverside Circle, Suite 400, Roanoke, Virginia 24016, Attention: Investor Relations or by calling 540-769-8400.

Participants In the Solicitation

API and Luna and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of API and Luna in respect of the transaction described in the joint proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of API and Luna in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding API’s directors and executive officers is contained in API’s Annual Report on Form 10-K for the year ended March 31, 2014 and its proxy statement on Schedule 14A, filed with the SEC on July 11, 2014. Information regarding Luna's directors and executive officers is contained in Luna’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on April 10, 2014 and its proxy statement on Schedule 14A, filed with the SEC on April 15, 2014.

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